Exhibit 99.1

Marine Harvest ASA (OSE:MHG, NYSE:MHG): Q1 2016 Trading update

Harvest volumes Q1 2016 (1)

Farming Norway	54 thousand tonnes
Farming Scotland	13 thousand tonnes
Farming Canada	12 thousand tonnes
Farming Chile	15 thousand tonnes
Other	3 thousand tonnes
Total	97 thousand tonnes

In connection with the presentation of the Q4 2015 results, Marine Harvest guided a total harvest volume of 93 thousand tonnes (GWE) for Q1 2016.

Note:
(1) The harvest volumes are provided in gutted weight equivalents (GWE). The figures include salmonid species only.

Additional information

Operational EBIT for the Group was approximately EUR 110 million (EUR/NOK 9.5026) in Q1 2016 (EUR 95 million in Q1 2015, EUR/NOK 8.7143).

Total operational EBIT per kg through the value chain were approximately as follows for the main sources of origin:

Norway	EUR 1.85
Scotland	EUR 0.65
Canada	EUR 1.95
Chile	EUR - 1.55

Operational EBIT for Farming Norway is positively impacted by EUR 0.03 from Feed. Operational EBIT for Farming Chile is negatively impacted by the algal bloom of approximately EUR 0.60 per kg. Operational EBIT for Farming Scotland is negatively impacted by losses in our Rosyth processing plant of approximately EUR 0.60 per kg.

Reported net interest bearing debt (NIBD) was approximately EUR 960 million (EUR/NOK 9.4346) at the end of the quarter.

The complete Q1 2016 report will be released on 11 May at 06:30 CET.

This press release may be deemed to include forward-looking statements, such as statements that relate to salmonid production volume.  Actual events could differ materially from those indicated by these statements because the realization of those events is subject to many risks and uncertainties. Factors that could affect actual events include risks associated with fluctuations in salmon prices, risks associated with the supply and demand of salmon, including global economy, salmon prices and consumer preferences and operational risks, in particular those relating to our cost in Norway. All forward-looking statements included in this news release are based on information available at the time of the release, and Marine Harvest assumes no obligation to update any forward- looking statement.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.